SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13G
                            (Rule 13d-102)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                 PURSUANT TO RULES 13d-1(b), (c), AND (d)
          AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                            (Amendment No. 1) (1)

                     United Security Bancshares, Inc.
                            (Name of Issuer)

                              COMMON STOCK
                      (Title of Class of Securities)

                                911459105
                              (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

   ___  Rule 13d-1(b)
   ___  Rule 13d-1(c)
   _X_  Rule 13d-1(d)

[FN]

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSPID No. 911459105

1.   Names of Reporting Person
     S.S. or I.R.S. Identification Nos. of above person

     John C. Gordon

2.   Check the Appropriate Box if a Member of a Group

     (a) [ ]
     (b) [x]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With

5.   Sole Voting Power

     136,953

6.   Shared Voting Power

     136,952

7.   Sole Dispositve Power

     136,952

8.   Shared Dispositve Power

     77,489

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     214,441

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain
     Shares*

11.  Percent of Class Represented by Amount in Row 9

     6.05%

12.  Type of Reporting Person*

     IN

Item 1.

       (a)    Name of Issuer:

              United Security Bancshares, Inc.

       (b)    Address of Issuer's Principal Executive Offices

              131 West Front Street
              Thomasville, Alabama 36784

Item 2.
       (a)    Name of Person Filing

              Incorported by reference to Item 1 of cover pages.

       (b)    Address of Principal Business Office or, if none, Residence

              John C. Gordon
              100 Orange Hill Road
              Grove Hill, Alabama 36451

       (c)    Citizenship

              Incorporated by Reference from Item 4 of the Cover Pages.

       (d)    Title of Class of Securities

              Incorporated by Reference from Cover Page.

       (e)    CUSIP Number:

              Incorporated by Reference from Cover Page.

Item 3.

       Not Applicable.


Item 4.

       (a)    Amount Beneficially Owned

              Incorporated by Reference from Item 9 of Cover Pages.

        (b)   Percent of Class

              Incorporated by Reference from Item 11 of Cover Pages.

        (c)   Number of Shares as to Which Such Person has

              (i)   Sole Power to Vote or Direct the Vote

                    Incorporated by Reference from Item 5 of Cover Pages.

              (ii)  Shared Power to Vote or to Direct the Vote.

                    Incorporated by Reference from Item 6 of Cover Pages.

              (iii) Sole Power to Dispose or to Direct the Disposition of

                    Incorporated by Reference from Item 7 of Cover Pages.

              (iv)  Shared Power to Dispose or to Direct the Disposition of

                    Incorporated by Reference from Item 8 of Cover Pages.

Item 5.
       Ownership of Five Percent (5%) or Less of a Class.

            Not Applicable.

Item 6.
       Ownership of More than Five Percent (5%) on Behalf of Another Person

            Mr. Gordon shares ownership of 5,280 shares with his spouse. With respect to 50 shares owned by his son and 50 shares owned by his daughter, Mr. Gordon is custodian under the Uniform Gifts to Minors Act of Alabama. With respect to 72,209 shares owned by his mother, Vivian Gordon, Mr. Gordon shares voting power with his brother and sister pursuant to a power of attorney. With respect to 88,895 shares owned by the estate of his aunt, Inez Weizenhunt, Mr. Gordon is the executor of the estate.

Item 7.
       Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not Applicable.

Item 8.
       Identification and Classification of Members of the Group.

             Not Applicable.

Item 9.
       Notice of Dissolution of Group.

             Not Applicable.

Item 10.
       Certification

             Not Applicable.

                               SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                                February 12, 1999
                                                -----------------
                                                      Date

                                                /s/ John C. Gordon
                                                ------------------
                                                    John C. Gordon